Exhibit 4.1

Description of Mid Penn Bancorp, Inc.’s Securities

Authorized Shares

Our articles of incorporation authorize the issuance of capital stock consisting of 40,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

Shareholder Liability

All outstanding shares of our common stock are fully paid and nonassessable. Under the Pennsylvania Business Corporation Law, shareholders generally are not personally liable for a corporation’s acts or debts.

Dividends; Liquidation; Dissolution

Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Mid Penn common stock are entitled to receive dividends on shares of common stock if, as and when authorized and declared by the Mid Penn board out of funds legally available for dividends and to share ratably in the assets of Mid Penn legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Mid Penn.

Voting Rights

Each outstanding share of Mid Penn common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Unless a larger vote is required by law, the Mid Penn articles of incorporation or the Mid Penn bylaws, when a quorum is present at a meeting of shareholders, a majority of the votes properly cast upon any question other than the election of directors shall decide the question. A plurality of the votes properly cast for the election of a person to serve as a director shall elect such person. Except as otherwise required by law or except as provided with respect to any other class or series of capital stock, the holders of Mid Penn common stock possess the exclusive voting power. There is no cumulative voting in the election of directors. The Mid Penn board is classified into three classes with each class as nearly equal in number as possible. This means, in general, that one-third of the members of the Mid Penn board are subject to reelection at each annual meeting of shareholders.

Preemptive Rights; Redemption

Holders of Mid Penn common stock have no conversion, sinking fund or redemption rights or preemptive rights to subscribe for any of Mid Penn’s classes of stock.

Anti-Takeover Provisions

Articles of Incorporation and By-Laws

Mid Penn’s articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of Mid Penn. Among other things, these provisions:

•	Empower Mid Penn’s board of directors without shareholder approval, to issue shares of Mid Penn preferred stock the terms of which, including voting power, are set by Mid Penn’s board;

•	Divide Mid Penn’s board of directors into three classes serving staggered three-year terms;

•	Restrict the ability of shareholders to remove directors;

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Require that shares with at least 80% of total voting power approve any merger, consolidation, liquidation or dissolution, or sale of all or substantially all of the assets, of Mid Penn, unless approved in advance by at least 80% of the Board, in which case such transaction requires shareholder approval to the extent required by the Pennsylvania Business Corporation Law and/or applicable Nasdaq listing rules;

•	Require that shares with at least 80% of, in certain circumstances, 66 2/3% of, total voting power, approve the repeal or amendment of certain provisions of Mid Penn’s articles of incorporation;

•	Eliminate cumulative voting in the election of directors; and

•	Require advance notice of nominations for the election of directors and presentation of shareholder proposals at meetings of shareholders.

Pennsylvania Business Corporation Law

The Pennsylvania Business Corporation Law also contains certain provisions applicable to Mid Penn that may have the effect of deterring or discouraging an attempt to take control of Mid Penn. These provisions, among other things:

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Require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the Pennsylvania Business Corporation Law);

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Prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the Pennsylvania Business Corporation Law);

•	Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

•	Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

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Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

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Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumably to satisfy the directors’ fiduciary duty, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

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Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require them to:

•	Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

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Render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

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Act as the board of directors, a committee of the board or an individual director, solely because of the effect the action might have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.